

December 27, 2022

Lesley Ann Calhoun
Chief Financial Officer
Aligos Therapeutics, Inc.
One Corporate Drive, 2nd Floor
South San Francisco, California

> **Re: Aligos Therapeutics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 10, 2022**
> **File No. 001-39617**

Dear Lesley Ann Calhoun:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences